Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
Acacia Communications (Canada) Limited	Canada
Acacia Communications Europe ApS	Denmark
Acacia Communications Holdings, Ltd.	Bermuda
Acacia Communications (Ireland) Limited	Ireland
Acacia Communications (Germany) GmbH	Germany
Acacia Communications (Shenzhen) Limited	China
ACIA Communications Technology (India) Private Limited	India
Acacia Technologies (UK) Limited	United Kingdom